Interim Consolidated Financial Statements
(unaudited)
For the period ended September 30, 2007
EnCana Corporation
U.S. DOLLARS

Third quarter report
for the period ended September 30, 2007
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions, except per share amounts)		2007	2006	2007	2006

REVENUES, NET OF ROYALTIES	(Note 6)
Upstream		$2,883	$2,622	$8,597	$7,817
Integrated Oilsands		2,191	248	5,614	713
Market Optimization		629	731	2,107	2,272
Corporate - Unrealized gain (loss) on risk management		(107)	428	(673)	1,921

		5,596	4,029	15,645	12,723
EXPENSES	(Note 6)
Production and mineral taxes		79	79	228	269
Transportation and selling		220	271	732	795
Operating		530	420	1,646	1,227
Purchased product		2,192	677	5,879	2,160
Depreciation, depletion and amortization		988	791	2,730	2,346
Administrative		73	54	263	187
Interest, net	(Note 9)	102	83	297	254
Accretion of asset retirement obligation	(Note 15)	17	13	46	37
Foreign exchange (gain) loss, net	(Note 10)	74	—	69	(158)
(Gain) loss on divestitures	(Note 8)	(29)	(304)	(87)	(321)

		4,246	2,084	11,803	6,796

NET EARNINGS BEFORE INCOME TAX		1,350	1,945	3,842	5,927
Income tax expense	(Note 11)	416	602	965	1,519

NET EARNINGS FROM CONTINUING OPERATIONS		934	1,343	2,877	4,408
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 7)	—	15	—	581

NET EARNINGS		$934	$1,358	$2,877	$4,989

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 18)
Basic		$1.24	$1.66	$3.79	$5.32
Diluted		$1.24	$1.63	$3.75	$5.21

NET EARNINGS PER COMMON SHARE	(Note 18)
Basic		$1.24	$1.68	$3.79	$6.02
Diluted		$1.24	$1.65	$3.75	$5.90

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Nine Months Ended
		September 30,
($ million)		2007	2006

RETAINED EARNINGS, BEGINNING OF YEAR		$11,344	$9,481
Net Earnings		2,877	4,989
Dividends on Common Shares		(453)	(226)
Charges for Normal Course Issuer Bid	(Note 16)	(1,618)	(2,450)

RETAINED EARNINGS, END OF PERIOD		$12,150	$11,794

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ millions)	2007	2006	2007	2006

NET EARNINGS	$934	$1,358	$2,877	$4,989
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	859	(7)	1,798	531

COMPREHENSIVE INCOME	$1,793	$1,351	$4,675	$5,520

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Nine Months Ended
	September 30,
($ millions)	2007	2006

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$1,375	$1,262
Foreign Currency Translation Adjustment	1,798	531

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$3,173	$1,793

As at September 30, 2007, the accumulated other comprehensive income consists of foreign currency translation adjustments of $3,173 million (December 31, 2006 – $1,375 million; September 30, 2006 – $1,793 million).
See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		September 30,	December 31,
($ millions)		2007	2006

ASSETS
Current Assets
Cash and cash equivalents		$515	$402
Accounts receivable and accrued revenues		2,146	1,721
Current portion of partnership contribution receivable	(Note 5, 12)	293	—
Risk management	(Note 19)	820	1,403
Inventories	(Note 13)	775	176

		4,549	3,702
Property, Plant and Equipment, net	(Note 6)	32,156	28,213
Investments and Other Assets		604	533
Partnership Contribution Receivable	(Note 5, 12)	3,223	—
Risk Management	(Note 19)	57	133
Goodwill		2,873	2,525

	(Note 6)	$43,462	$35,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$3,717	$2,494
Income tax payable		687	926
Current portion of partnership contribution payable	(Note 5, 12)	284	—
Risk management	(Note 19)	98	14
Current portion of long-term debt	(Note 14)	1,000	257

		5,786	3,691
Long-Term Debt	(Note 14)	6,246	6,577
Other Liabilities		205	79
Partnership Contribution Payable	(Note 5, 12)	3,236	—
Risk Management	(Note 19)	12	2
Asset Retirement Obligation	(Note 15)	1,272	1,051
Future Income Taxes		6,865	6,240

		23,622	17,640

Shareholders’ Equity
Share capital	(Note 16)	4,457	4,587
Paid in surplus		60	160
Retained earnings		12,150	11,344
Accumulated other comprehensive income		3,173	1,375

Total Shareholders’ Equity		19,840	17,466

		$43,462	$35,106

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2007	2006	2007	2006

OPERATING ACTIVITIES
Net earnings from continuing operations		$934	$1,343	$2,877	$4,408
Depreciation, depletion and amortization		988	791	2,730	2,346
Future income taxes	(Note 11)	102	401	(9)	690
Cash tax on sale of assets	(Note 8)	—	49	—	49
Unrealized (gain) loss on risk management	(Note 19)	107	(428)	666	(1,919)
Unrealized foreign exchange (gain) loss		83	4	142	(79)
Accretion of asset retirement obligation	(Note 15)	17	13	46	37
(Gain) loss on divestitures	(Note 8)	(29)	(304)	(87)	(321)
Other		16	14	154	90
Cash flow from discontinued operations		—	11	—	99
Net change in other assets and liabilities		1	21	5	48
Net change in non-cash working capital from continuing operations		(19)	(247)	(247)	3,305
Net change in non-cash working capital from discontinued operations		—	(13)	—	(2,476)

Cash From Operating Activities		2,200	1,655	6,277	6,277

INVESTING ACTIVITIES
Capital expenditures	(Note 6)	(1,650)	(1,486)	(4,329)	(5,350)
Proceeds on disposal of assets	(Note 8)	59	377	505	634
Cash tax on sale of assets	(Note 8)	—	(49)	—	(49)
Net change in investments and other		32	(56)	26	(38)
Net change in non-cash working capital from continuing operations		69	(18)	(34)	(169)
Discontinued operations		—	—	—	2,377

Cash (Used in) Investing Activities		(1,490)	(1,232)	(3,832)	(2,595)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		(871)	470	(909)	(512)
Issuance of long-term debt	(Note 14)	492	—	924	—
Repayment of long-term debt		—	(73)	—	(73)
Issuance of common shares	(Note 16)	5	39	158	140
Purchase of common shares	(Note 16)	(218)	(900)	(2,025)	(2,973)
Dividends on common shares		(149)	(80)	(453)	(226)
Other		2	2	(1)	(9)

Cash (Used in) Financing Activities		(739)	(542)	(2,306)	(3,653)

DEDUCT: FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		11	—	26	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(40)	(119)	113	29
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		555	253	402	105

CASH AND CASH EQUIVALENTS, END OF PERIOD		$515	$134	$515	$134

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. EnCana’s continuing operations are in the business of exploration for, and production and marketing of natural gas, crude oil and natural gas liquids, refining operations and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2006, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2006.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
As disclosed in the December 31, 2006 annual audited Consolidated Financial Statements, on January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated, except to reclassify the foreign currency translation adjustment balance as described under Comprehensive Income.
The adoption of these standards has had no material impact on the Company’s net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.
Comprehensive Income
The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). The Company’s Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For EnCana, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.
The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity in the Consolidated Balance Sheet. The accumulated foreign currency translation adjustment, formerly presented as a separate category within shareholders’ equity, is now included in AOCI. The Company’s Consolidated Financial Statements now include a Statement of Accumulated Other Comprehensive Income, which provides the continuity of the AOCI balance.
The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the September 30, 2007 period end accumulated foreign currency translation adjustment balance of $3,173 million has been reclassified to AOCI (December 31, 2006 — $1,375 million; September 30, 2006 — $1,793 million). In addition, the change in the accumulated foreign currency translation adjustment balance for the three months and nine months ended September 30, 2007 of $859 million and $1,798 million, respectively, is now included in OCI in the Statement of Comprehensive Income (three months and nine months ended September 30, 2006 — $(7) million and $531 million, respectively).
Financial Instruments
The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.
Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.
Cash and cash equivalents are designated as “held-for-trading” and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues and the partnership contribution receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as “other financial liabilities”.
The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $52 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs, premiums and discounts within long-term debt. The costs capitalized within long-term debt will be amortized using the effective interest method. Previously, the Company deferred these costs within other assets and amortized them straight-line over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.
Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting. Additional information on the Company’s accounting treatment of derivative financial instruments is contained in Note 1 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2006.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. UPDATE TO ACCOUNTING POLICIES AND PRACTICES
As a result of the new joint venture with ConocoPhillips, EnCana has updated the following significant accounting policies and practices to incorporate the refining business (see Note 5):
Revenue Recognition
Revenues associated with the sales of EnCana’s natural gas, crude oil, NGLs and petroleum and chemical products are recognized when title passes from the Company to its customer. Natural gas and crude oil produced and sold by EnCana below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue. Realized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded in revenue when the product is sold.
Market optimization revenues and purchased product are recorded on a gross basis when EnCana takes title to product and has risks and rewards of ownership. Purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis. Revenues associated with the services provided where EnCana acts as agent are recorded as the services are provided. Revenues associated with the sale of natural gas storage services are recognized when the services are provided. Sales of electric power are recognized when power is provided to the customer.
Unrealized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the respective period.
Inventory
Product inventories, including petroleum and chemical products, are valued at the lower of average cost and net realizable value on a first-in, first-out basis. Materials and supplies are valued at cost.
Property, Plant and Equipment
Upstream
EnCana accounts for natural gas and crude oil properties in accordance with the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves, are capitalized on a country-by-country cost centre basis.
Costs accumulated within each cost centre are depreciated, depleted and amortized using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. For purposes of this calculation, oil is converted to gas on an energy equivalent basis. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depreciation, depletion and amortization of 20 percent or greater, in which case a gain or loss is recorded. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. Costs that have been impaired are included in the costs subject to depreciation, depletion and amortization.
An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of:
i.	the fair value of proved and probable reserves; and

ii.	the costs of unproved properties that have been subject to a separate impairment test.
Downstream Refining
Refining facilities are carried at cost, including asset retirement costs, and depreciated on a straight-line basis over the estimated service lives of the assets, which are approximately 25 years.
Midstream Facilities
Midstream facilities, including natural gas storage facilities, natural gas liquids extraction plant facilities and power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years. Capital assets related to pipelines are carried at cost and depreciated or amortized using the straight-line method over their economic lives, which range from 20 to 35 years.
Corporate
Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 3 to 25 years. Assets under construction are not subject to depreciation. Land is carried at cost.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. UPDATE TO ACCOUNTING POLICIES AND PRACTICES (continued)
Asset Retirement Obligation
The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when identified and a reasonable estimate of fair value can be made.
Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms, natural gas processing plants, and refining facilities. These obligations also include items for which the Company has made promissory estoppel. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.
Asset retirement costs for natural gas and crude oil assets are amortized using the unit-of-production method. Asset retirement costs for refining facilities are amortized on a straight-line basis over the useful life of the related asset. Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.
Actual expenditures incurred are charged against the accumulated obligation.
4. RECENT ACCOUNTING PRONOUNCEMENT
As of January 1, 2008, EnCana is required to adopt the CICA Section 3031 “Inventories”, which will replace the existing inventories standard. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis. As EnCana’s inventory accounting policies are consistent with these requirements, the application of this standard will not have a material impact on the Consolidated Financial Statements.
5. JOINT VENTURE WITH CONOCOPHILLIPS
On January 2, 2007, EnCana became a 50 percent partner in an integrated, North American heavy oil business with ConocoPhillips which consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oil sands properties, with a fair value of $7.5 billion and a note receivable from ConocoPhillips of an equal amount. For the downstream entity, ConocoPhillips contributed its Wood River and Borger refineries, located in Illinois and Texas respectively, for a fair value of $7.5 billion and EnCana contributed a note payable of $7.5 billion. Further information about these notes is included in Note 12.
In accordance with Canadian generally accepted accounting principles, these entities have been accounted for using the proportionate consolidation method with the results of operations shown in a separate business segment, Integrated Oilsands.
6. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Canada, United States and Other includes the Company’s upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s upstream operations are located in Canada and the United States. Offshore and international exploration is mainly focused on opportunities in Atlantic Canada, the Middle East and France.

•	Integrated Oilsands is focused on two lines of business: the exploration for, and development and production of heavy oil from oil sands in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment represents EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•	Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Canada, United States and Integrated Oilsands segments. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Market Optimization markets substantially all of the Company’s upstream production to third-party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 7.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended September 30)

	Upstream
	Canada		United States		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$1,760	$1,745	$1,020	$811	$103	$66
Expenses
Production and mineral taxes	27	27	52	52	—	—
Transportation and selling	81	77	77	64	—	—
Operating	238	218	68	64	79	57
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	558	505	299	222	30	6

Segment Income (Loss)	$856	$918	$524	$409	$(6)	$3

	Total Upstream		Integrated Oilsands		Market Optimization
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$2,883	$2,622	$2,191	$248	$629	$731
Expenses
Production and mineral taxes	79	79	—	—	—	—
Transportation and selling	158	141	62	126	—	4
Operating	385	339	134	62	11	18
Purchased product	—	—	1,584	—	608	677
Depreciation, depletion and amortization	887	733	72	37	4	3

Segment Income (Loss)	$1,374	$1,330	$339	$23	$6	$29

	Corporate		Consolidated
	2007	2006	2007	2006

Revenues, Net of Royalties	$(107)	$428	$5,596	$4,029
Expenses
Production and mineral taxes	—	—	79	79
Transportation and selling	—	—	220	271
Operating	—	1	530	420
Purchased product	—	—	2,192	677
Depreciation, depletion and amortization	25	18	988	791

Segment Income (Loss)	$(132)	$409	1,587	1,791

Administrative			73	54
Interest, net			102	83
Accretion of asset retirement obligation			17	13
Foreign exchange (gain) loss, net			74	—
(Gain) loss on divestitures			(29)	(304)

			237	(154)

Net Earnings Before Income Tax			1,350	1,945
Income tax expense			416	602

Net Earnings From Continuing Operations			$934	$1,343

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended September 30)
Geographic and Product Information (Continuing Operations)

	Produced Gas
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$1,327	$1,302	$934	$735	$2,261	$2,037
Expenses
Production and mineral taxes	20	18	49	47	69	65
Transportation and selling	70	74	77	64	147	138
Operating	173	157	68	64	241	221

Operating Cash Flow	$1,064	$1,053	$740	$560	$1,804	$1,613

	Oil & NGLs
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$433	$443	$86	$76	$519	$519
Expenses
Production and mineral taxes	7	9	3	5	10	14
Transportation and selling	11	3	—	—	11	3
Operating	65	61	—	—	65	61

Operating Cash Flow	$350	$370	$83	$71	$433	$441

	Integrated Oilsands
	Oil		Downstream Refining		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$160	$239	$2,049	$—	$(18)	$9
Expenses
Transportation and selling	62	126	—	—	—	—
Operating	35	56	98	—	1	6
Purchased product	—	—	1,607	—	(23)	—

Operating Cash Flow	$63	$57	$344	$—	$4	$3

	Integrated Oilsands
	Total
	2007	2006

Revenues, Net of Royalties	$2,191	$248
Expenses
Transportation and selling	62	126
Operating	134	62
Purchased product	1,584	—

Operating Cash Flow	$411	$60

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the nine months ended September 30)

	Upstream
	Canada		United States		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$5,352	$5,252	$2,964	$2,356	$281	$209
Expenses
Production and mineral taxes	86	96	142	173	—	—
Transportation and selling	244	223	220	182	—	—
Operating	718	639	228	207	233	174
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	1,572	1,495	834	648	42	25

Segment Income (Loss)	$2,732	$2,799	$1,540	$1,146	$6	$10

	Total Upstream		Integrated Oilsands		Market Optimization
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$8,597	$7,817	$5,614	$713	$2,107	$2,272
Expenses
Production and mineral taxes	228	269	—	—	—	—
Transportation and selling	464	405	258	373	10	17
Operating	1,179	1,020	447	157	28	49
Purchased product	—	—	3,837	—	2,042	2,160
Depreciation, depletion and amortization	2,448	2,168	207	114	11	8

Segment Income (Loss)	$4,278	$3,955	$865	$69	$16	$38

	Corporate		Consolidated
	2007	2006	2007	2006

Revenues, Net of Royalties	$(673)	$1,921	$15,645	$12,723
Expenses
Production and mineral taxes	—	—	228	269
Transportation and selling	—	—	732	795
Operating	(8)	1	1,646	1,227
Purchased product	—	—	5,879	2,160
Depreciation, depletion and amortization	64	56	2,730	2,346

Segment Income (Loss)	$(729)	$1,864	4,430	5,926

Administrative			263	187
Interest, net			297	254
Accretion of asset retirement obligation			46	37
Foreign exchange (gain) loss, net			69	(158)
(Gain) loss on divestitures			(87)	(321)

			588	(1)

Net Earnings Before Income Tax			3,842	5,927
Income tax expense			965	1,519

Net Earnings From Continuing Operations			$2,877	$4,408

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the nine months ended September 30)
Geographic and Product Information (Continuing Operations)

	Produced Gas
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$4,161	$4,039	$2,754	$2,148	$6,915	$6,187
Expenses
Production and mineral taxes	62	69	127	159	189	228
Transportation and selling	213	212	220	182	433	394
Operating	530	463	228	207	758	670

Operating Cash Flow	$3,356	$3,295	$2,179	$1,600	$5,535	$4,895

	Oil & NGLs
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$1,191	$1,213	$210	$208	$1,401	$1,421
Expenses
Production and mineral taxes	24	27	15	14	39	41
Transportation and selling	31	11	—	—	31	11
Operating	188	176	—	—	188	176

Operating Cash Flow	$948	$999	$195	$194	$1,143	$1,193

	Integrated Oilsands
	Oil		Downstream Refining		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$552	$693	$5,109	$—	$(47)	$20
Expenses
Transportation and selling	258	373	—	—	—	—
Operating	123	138	317	—	7	19
Purchased product	—	—	3,898	—	(61)	—

Operating Cash Flow	$171	$182	$894	$—	$7	$1

	Integrated Oilsands
	Total
	2007	2006

Revenues, Net of Royalties	$5,614	$713
Expenses
Transportation and selling	258	373
Operating	447	157
Purchased product	3,837	—

Operating Cash Flow	$1,072	$183

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Capital
Canada	$962	$777	$2,424	$2,684
United States	452	576	1,313	1,746
Other	3	12	40	51
Integrated Oilsands	147	87	372	482
Market Optimization	2	2	5	40
Corporate	9	20	76	49

	1,575	1,474	4,230	5,052

Acquisition Capital
Canada	60	1	67	9
United States	15	11	18	268
Integrated Oilsands	—	—	14	21

	75	12	99	298

Total	$1,650	$1,486	$4,329	$5,350

Property, Plant and Equipment and Total Assets

	Property, Plant and Equipment		Total Assets
	As at		As at
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006

Canada	$17,943	$17,702	$19,120	$19,060
United States	8,960	8,494	9,387	9,036
Other	144	263	168	300
Integrated Oilsands	4,566	1,322	9,481	1,379
Market Optimization	174	154	597	468
Corporate	369	278	4,709	4,863

Total	$32,156	$28,213	$43,462	$35,106

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. Corporate Property, Plant and Equipment and Total Assets includes EnCana’s accrual to date of $101 million related to this office project as an asset under construction. A corresponding liability is included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project.
7. DISCONTINUED OPERATIONS
All of the sales of discontinued operations were completed as of December 31, 2006.
Midstream
During 2006, EnCana completed, in two separate transactions with a single purchaser, the sale of its natural gas storage operations in Canada and the United States. Total proceeds received were approximately $1.5 billion and an after-tax gain on sale of $829 million was recorded.
Ecuador
On February 28, 2006, EnCana completed the sale of its Ecuador operations for proceeds of $1.4 billion before indemnifications. A loss of $279 million, including the impact of indemnifications, was recorded.
Amounts recorded as depreciation, depletion and amortization in 2006 represent provisions which were recorded against the net book value of the Ecuador operations to recognize Management’s best estimate of the difference between the selling price and the underlying accounting value of the related investments, as required by Canadian generally accepted accounting principles.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

7. DISCONTINUED OPERATIONS (continued)
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended September 30,
	Ecuador		United Kingdom		Midstream		Total
	2007	2006	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$—	$—	$—	$—	$—	$14	$—	$14

Expenses
Production and mineral taxes	—	—	—	—	—	—	—	—
Transportation and selling	—	—	—	—	—	—	—	—
Operating	—	—	—	—	—	—	—	—
Purchased product	—	—	—	—	—	—	—	—
Depreciation, depletion and amortization	—	—	—	—	—	—	—	—
Interest, net	—	—	—	—	—	—	—	—
Foreign exchange (gain) loss, net	—	—	—	—	—	(4)	—	(4)
(Gain) loss on discontinuance	—	—	—	—	—	2	—	2

	—	—	—	—	—	(2)	—	(2)

Net Earnings (Loss) Before Income Tax	—	—	—	—	—	16	—	16
Income tax expense	—	—	—	(7)	—	8	—	1

Net Earnings (Loss) From Discontinued Operations	$—	$—	$—	$7	$—	$8	$—	$15

	For the nine months ended September 30,
	Ecuador		United Kingdom		Midstream		Total
	2007	2006	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties *	$—	$200	$—	$—	$—	$477	$—	$677

Expenses
Production and mineral taxes	—	23	—	—	—	—	—	23
Transportation and selling	—	10	—	—	—	—	—	10
Operating	—	25	—	—	—	29	—	54
Purchased product	—	—	—	—	—	354	—	354
Depreciation, depletion and amortization	—	84	—	—	—	—	—	84
Interest, net	—	(2)	—	—	—	—	—	(2)
Foreign exchange (gain) loss, net	—	1	—	—	—	5	—	6
(Gain) loss on discontinuance	—	279	—	—	—	(766)	—	(487)

	—	420	—	—	—	(378)	—	42

Net Earnings (Loss) Before Income Tax	—	(220)	—	—	—	855	—	635
Income tax expense	—	59	—	(5)	—	—	—	54

Net Earnings (Loss) From Discontinued Operations	$—	$(279)	$—	$5	$—	$855	$—	$581

*	Revenues, net of royalties in Ecuador for 2006 include realized losses of $1 million related to derivative financial instruments.
Contingencies
EnCana agreed to indemnify the purchaser of its Ecuador interests against losses that may arise in certain circumstances which are defined in the share sale agreements. The obligation to indemnify will arise should losses exceed amounts specified in the sale agreements and is limited to maximum amounts which are set forth in the share sale agreements.
During the second quarter of 2006, the Government of Ecuador seized the Block 15 assets, in relation to which EnCana previously held a 40 percent economic interest, from the operator which is an event requiring indemnification under the terms of EnCana’s sale agreement with the purchaser. The purchaser requested payment and EnCana paid the maximum amount in the third quarter of 2006, calculated in accordance with the terms of the agreements, of approximately $265 million. EnCana does not expect that any further significant indemnification payments relating to any other business matters addressed in the share sale agreements will be required to be made to the purchaser.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. DIVESTITURES
Total year-to-date proceeds received on sale of assets and investments were $505 million (2006 - $634 million) as described below:
Canada and United States
In 2007, the Company has completed the divestiture of mature conventional oil and natural gas assets for proceeds of $66 million (2006 — $23 million).
Other
In August 2007, the Company closed the sale of its Australia assets for proceeds of $31 million resulting in a gain on sale of $30 million. After recording income tax of $5 million, EnCana recorded an after-tax gain of $25 million.
In May 2007, the Company completed the sale of certain assets in the Mackenzie Delta and Beaufort Sea for proceeds of $159 million.
In January 2007, the Company completed the sale of its interests in Chad, properties that are considered to be in the pre-production stage, for proceeds of $208 million which resulted in a gain on sale of $59 million.
In August 2006, the Company completed the sale of its 50 percent interest in the Chinook heavy oil discovery offshore Brazil for approximately $367 million which resulted in a gain on sale of $304 million. After recording income tax of $49 million, EnCana recorded an after-tax gain of $255 million.
Market Optimization
In February 2006, the Company sold its investment in Entrega Gas Pipeline LLC for approximately $244 million which resulted in a gain on sale of $17 million.
Corporate
In February 2007, the Company sold The Bow office project assets for proceeds of approximately $57 million, representing its investment at the date of sale. Refer to Note 6 for further discussion of The Bow office project assets.
9. INTEREST, NET

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Interest Expense - Long-Term Debt	$113	$88	$331	$269
Interest Expense - Other *	72	9	178	19
Interest Income *	(83)	(14)	(212)	(34)

	$102	$83	$297	$254

*	In 2007, Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively. See Note 12.
10. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(278)	$4	$(608)	$(155)
Translation of U.S. dollar partnership contribution receivable issued from Canada	252	—	595	—
Other Foreign Exchange (Gain) Loss	100	(4)	82	(3)

	$74	$—	$69	$(158)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Current
Canada	$142	$105	$485	$694
United States	172	51	484	87
Other Countries	—	45	5	48

Total Current Tax	314	201	974	829

Future	102	401	(9)	690

	$416	$602	$965	$1,519

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Net Earnings Before Income Tax	$1,350	$1,945	$3,842	$5,927
Canadian Statutory Rate	32.3%	34.7%	32.3%	34.7%

Expected Income Tax	436	674	1,241	2,055

Effect on Taxes Resulting from:
Non-deductible Canadian Crown payments	—	23	—	75
Canadian resource allowance	—	—	—	(18)
Statutory and other rate differences	12	(63)	36	(80)
Effect of tax rate changes	—	—	(37)	(457)
Effect of legislative changes	—	—	(231)	—
Non-taxable downstream partnership income	(21)	—	(40)	—
Non-taxable capital (gains) losses	(32)	3	(44)	(30)
Other	21	(35)	40	(26)

	$416	$602	$965	$1,519

Effective Tax Rate	30.8%	31.0%	25.1%	25.6%

12. PARTNERSHIP CONTRIBUTION RECEIVABLE / PAYABLE
Partnership Contribution Receivable
On January 2, 2007, upon the creation of the integrated oilsands joint venture, ConocoPhillips entered into a subscription agreement for a 50 percent interest in FCCL Oil Sands Partnership, the upstream entity, in exchange for a promissory note of $7.5 billion. The note bears interest at a rate of 5.3 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution receivable shown in the Consolidated Balance Sheet represent EnCana’s 50 percent share of this promissory note, net of payments to date.
Partnership Contribution Payable
On January 2, 2007, upon the creation of the integrated oilsands joint venture, EnCana issued a promissory note to WRB Refining LLC, the downstream entity, in the amount of $7.5 billion in exchange for a 50 percent interest. The note bears interest at a rate of 6.0 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution payable amounts shown in the Consolidated Balance Sheet represent EnCana’s 50 percent share of this promissory note, net of payments to date.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. INVENTORIES

	As at	As at
	September 30,	December 31,
	2007	2006

Product
Canada	$1	$42
United States	1	—
Integrated Oilsands	633	8
Market Optimization	140	126

	$775	$176

14. LONG-TERM DEBT

	As at	As at
	September 30,	December 31,
	2007	2006

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$897	$1,456
Unsecured notes	1,431	793

	2,328	2,249

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	—	104
Unsecured notes	4,921	4,421

	4,921	4,525

Increase in Value of Debt Acquired *	66	60
Debt Discounts and Financing Costs	(69)	—
Current Portion of Long-Term Debt	(1,000)	(257)

	$6,246	$6,577

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.
On March 12, 2007, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$500 million. The notes have a coupon rate of 4.3 percent and mature on March 12, 2012.
On August 13, 2007, EnCana completed a public offering in the United States of senior unsecured notes in the aggregate principal amount of US$500 million. The notes have a coupon rate of 6.625 percent and mature on August 15, 2037.
15. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	September 30,	December 31,
	2007	2006

Asset Retirement Obligation, Beginning of Year	$1,051	$816
Liabilities Incurred	61	68
Liabilities Settled	(48)	(51)
Change in Estimated Future Cash Flows	4	172
Accretion Expense	46	50
Other	158	(4)

Asset Retirement Obligation, End of Period	$1,272	$1,051

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. SHARE CAPITAL

	September 30, 2007		December 31, 2006
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	777.9	$4,587	854.9	$5,131
Common Shares Issued under Option Plans	7.6	158	8.6	179
Stock-based Compensation	—	13	—	11
Common Shares Purchased	(36.0)	(301)	(85.6)	(734)

Common Shares Outstanding, End of Period	749.5	$4,457	777.9	$4,587

Normal Course Issuer Bid
To September 30, 2007, the Company purchased 38.9 million Common Shares for total consideration of approximately $2,025 million. Of the amount paid, $325 million was charged to Share capital and $1,700 million was charged to Retained earnings. Included in the Common Shares Purchased in 2007 are 2.9 million Common Shares distributed, valued at $24 million, from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (see Note 17). For these Common Shares distributed, there was an $82 million adjustment to Retained earnings with a reduction to Paid in surplus of $106 million.
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under five consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 80.2 million Common Shares under the renewed Bid which commenced on November 6, 2006 and terminates on November 5, 2007.
Stock Options
EnCana has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at September 30, 2007. Information related to TSARs is included in Note 17.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	11.8	23.17
Exercised	(7.6)	23.75
Forfeited	(0.1)	22.90

Outstanding, End of Period	4.1	22.12

Exercisable, End of Period	4.1	22.12

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 16.99	0.6	2.1	11.58	0.6	11.58
17.00 to 23.49	0.1	1.0	22.86	0.1	22.86
23.50 to 23.99	3.1	0.6	23.89	3.1	23.89
24.00 to 24.99	0.2	0.8	24.51	0.2	24.51
25.00 to 25.99	0.1	1.0	25.61	0.1	25.61

	4.1	0.8	22.12	4.1	22.12

At September 30, 2007, the balance in Paid in surplus relates to stock-based compensation programs.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at September 30, 2007. Additional information is contained in Note 15 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2006.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Current Service Cost	$3	$3	$11	$10
Interest Cost	5	5	14	13
Expected Return on Plan Assets	(5)	(4)	(14)	(12)
Expected Actuarial Loss on Accrued Benefit Obligation	1	1	3	4
Expected Amortization of Past Service Costs	—	—	1	1
Amortization of Transitional Obligation	—	—	(1)	(1)
Expense for Defined Contribution Plan	9	9	25	20

Net Benefit Plan Expense	$13	$14	$39	$35

For the period ended September 30, 2007, contributions of $8 million have been made to the defined benefit pension plans (2006 — $9 million).
B) Share Appreciation Rights (“SARs”)
The following table summarizes the information about SARs at September 30, 2007:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	2,088	14.21
Exercised	(2,088)	14.21

Outstanding, End of Period	—	—

Exercisable, End of Period	—	—

For the period ended September 30, 2007, EnCana has not recorded any compensation costs related to the outstanding SARs (2006 — reduction of $1 million).
C) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes the information about TSARs at September 30, 2007:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	17,276,191	44.99
Granted	4,592,238	56.19
Exercised — SARs	(1,704,867)	40.93
Exercised — Options	(12,020)	35.15
Forfeited	(1,060,528)	50.52

Outstanding, End of Period	19,091,014	50.28

Exercisable, End of Period	5,401,965	42.90

For the period ended September 30, 2007, EnCana recorded compensation costs of $140 million related to the outstanding TSARs (2006 — $28 million).

EnCana Corporation	Consolidated Financial Statements (Prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. COMPENSATION PLANS (continued)
D) Performance-based Tandem Share Appreciation Rights (“Performance TSARs”)
In 2007, under the terms of the existing Employee Stock Option Plan, EnCana granted Performance TSARs under which the employee has the right to receive a cash payment equal to the excess of the market price of EnCana Common Shares at the time of exercise over the grant price. Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to the Company attaining prescribed performance as measured by the annual recycle ratio. Performance TSARs vest proportionately for a recycle ratio of greater than one; the maximum number of Performance TSARs vest if the recycle ratio is three or greater.
The following table summarizes the information about Performance TSARs at September 30, 2007:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	7,275,575	56.09
Forfeited	(327,350)	56.09

Outstanding, End of Period	6,948,225	56.09

Exercisable, End of Period	—	—

For the period ended September 30, 2007, EnCana recorded compensation costs of $9 million related to the outstanding Performance TSARs (2006 — nil).
E) Deferred Share Units (“DSUs”)
The following table summarizes the information about DSUs at September 30, 2007:

	Outstanding	Average
	DSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	866,577	29.56
Granted, Directors	77,932	56.85
Exercised	(334,615)	29.56
Units, in Lieu of Dividends	7,616	61.20

Outstanding, End of Period	617,510	33.39

Exercisable, End of Period	617,510	33.39

For the period ended September 30, 2007, EnCana recorded compensation costs of $10 million related to the outstanding DSUs (2006 — $3 million).
F) Performance Share Units (“PSUs”)
The following table summarizes the information about PSUs at September 30, 2007:

	Outstanding	Average
	PSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	4,766,329	27.48
Granted	18,060	60.90
Distributed	(2,937,491)	24.05
Forfeited	(160,557)	33.93

Outstanding, End of Period	1,686,341	33.19

For the period ended September 30, 2007, EnCana recorded compensation costs of $18 million related to the outstanding PSUs (2006 — $14 million).
At September 30, 2007, EnCana has approximately 2.6 million Common Shares held in trust for issuance upon vesting of the PSUs (2006 — 5.5 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended				Nine Months Ended
	March 31,	June 30,	September 30,		September 30,
(millions)	2007	2007	2007	2006	2007	2006

Weighted Average Common Shares Outstanding — Basic	768.4	758.5	750.4	809.7	759.1	829.1
Effect of Dilutive Securities	11.2	6.7	5.5	14.6	8.4	16.5

Weighted Average Common Shares Outstanding — Diluted	779.6	765.2	755.9	824.3	767.5	845.6

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized Gain (Loss) on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenues, Net of Royalties	$496	$199	$1,193	$153
Operating Expenses and Other	3	1	4	4

Gain (Loss) on Risk Management — Continuing Operations	499	200	1,197	157
Gain (Loss) on Risk Management — Discontinued Operations	—	—	—	4

	$499	$200	$1,197	$161

	Unrealized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenues, Net of Royalties	$(107)	$428	$(673)	$1,921
Operating Expenses and Other	—	—	7	(2)

Gain (Loss) on Risk Management — Continuing Operations	(107)	428	(666)	1,919
Gain (Loss) on Risk Management — Discontinued Operations	—	5	—	27

	$(107)	$433	$(666)	$1,946

Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2007 to September 30, 2007:

		Total Unrealized
	Fair Market Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$1,416	$—
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During 2007	520	520
Fair Value of Contracts in Place at Transition that Expired During 2007	—	11
Foreign exchange gains on Canadian dollar Contracts	2	—
Fair Value of Contracts Realized During 2007	(1,197)	(1,197)

Fair Value of Contracts Outstanding	$741	$(666)
Paid Premiums on Unexpired Options	26

Fair Value of Contracts and Premiums Paid, End of Period	$767

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions (continued)
At September 30, 2007, the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
September 30, 2007

Risk Management
Current asset	$820
Long-term asset	57
Current liability	98
Long-term liability	12

Net Risk Management Asset	$767

A summary of all unrealized estimated fair value financial positions is as follows:

As at
September 30, 2007

Commodity Price Risk
Natural gas	$846
Crude oil	(103)
Power	22
Credit Derivatives	(1)
Interest Rate Risk	3

Total Fair Value Positions	$767

Information with respect to credit derivatives and interest rate risk contracts in place at December 31, 2006 is disclosed in Note 16 to the Company’s annual audited Consolidated Financial Statements.
Natural Gas
At September 30, 2007, the Company’s gas risk management activities from financial contracts had an unrealized gain of $841 million and a fair market value position of $846 million. The contracts were as follows:

	Notional			Fair
	Volumes			Market
	(MMcf/d)	Term	Average Price	Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,608	2007	8.80 US$/Mcf	$262
NYMEX Fixed Price	765	2008	8.49 US$/Mcf	177
Options
Purchased NYMEX Put Options	240	2007	6.00 US$/Mcf	(4)

Basis Contracts
Canada	727	2007	(0.71) US$/Mcf	21
United States	879	2007	(0.71) US$/Mcf	256

Canada	191	2008	(0.78) US$/Mcf	15
United States	849	2008	(1.03) US$/Mcf	100

United States	20	2009	(0.71) US$/Mcf	5
Canada	41	2010-2011	(0.41) US$/Mcf	6

				838
Other Financial Positions *				3

Total Unrealized Gain on Financial Contracts				841
Paid Premiums on Unexpired Options				5

Total Fair Value Positions				$846

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil

At September 30, 2007, the Company’s oil risk management activities from financial contracts had an unrealized loss of $124 million and a fair market value position of $(103) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(bbls/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	34,500	2007	64.40	US$/bbl	$(50)
WTI NYMEX Fixed Price	23,000	2008	70.13	US$/bbl	(51)

Options
Purchased WTI NYMEX Put Options	91,500	2007	55.34	US$/bbl	(20)

					(121)
Other Financial Positions *					(3)

Total Unrealized Loss on Financial Contracts					(124)
Paid Premiums on Unexpired Options					21

Total Fair Value Positions					$(103)

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
Power
The Company has in place two derivative contracts, commencing January 1, 2007 for a period of 11 years, to manage its electricity consumption costs. At September 30, 2007, these contracts had an unrealized gain of $22 million.
20. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
The Bow Office Project
On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. Cost of design changes to the building requested by EnCana and leasehold improvements will be the responsibility of the Company. The development of The Bow office project remains conditional upon receipt of certain approvals and conditions being met, failing which the transaction could be unwound and EnCana would be required to reimburse the third party developer for the majority of the costs incurred and to assume the outstanding commitments of the project.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court, for payment, of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.
The remaining lawsuits were commenced by individual plaintiffs, one of which is E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. The other remaining lawsuits do not specify the precise amount of damages claimed. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against the outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
21. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2007.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)